Mail Stop 3561

November 16, 2007

Adam Radly, Chairman and Chief Executive Officer
Inova Technology Inc.
233 Wilshire Boulevard, Suite 300
Santa Monica, CA 90401

> **Re: Inova Technology Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 8, 2007**
> **File No. 000-27397**

Dear Mr. Radly:

This is to advise you that a preliminary review of the above preliminary proxy statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations under that Act, and the requirements of the form. For this reason, we will not perform a detailed examination of the preliminary proxy statement, and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

You are advised that if you should file definitive proxy materials substantially similar to the preliminary proxy materials, we would be required to consider what recommendation, if any, we should make to the Commission.

We suggest that you consider submitting revised preliminary proxy materials correcting the deficiencies.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Samuel E. Whitley, Esq.
        Whitley Law Group, P.C.